A 3/24

SO 3/22/04

SECUR 04016464 IMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8-46838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER SPRINGER **(212)-468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/29

FFIRMATION

:, Carey Pack and Christopher Springer, affirm that, to the best of our knowledge and belief the accompanying financial itements and supporting schedules pertaining to the firm of BNY Brokerage, Inc., as of December 31, 2003, are true and rrect. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any oprietary interest in any account classified solely as that of a customer.

: financial statements and supplemental information of the Company are made available to all of the Company's :mbers and allied members of the New York Stock Exchange, Inc.

Carey Pack, President

Christopher Springer, Chief Financial Officer

PETRA F. BEGLEY
Notary Public, State of New York
No. 01BE6075251
Qualified in New York County
Commission Expires June 3, 2006

Notary Public

iis report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- (q) Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

BNY Brokerage, Inc. and Subsidiary

December 31, 2003
with Report of Independent Auditors

BNY Brokerage, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
BNY Brokerage, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of BNY Brokerage, Inc. and Subsidiary (the "Company") as of December 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Brokerage, Inc. and Subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 4, 2004

BNY Brokerage, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 97,031,158
Cash and securities segregated in compliance with federal regulations	50,864,269
Deposits with clearing organizations	13,870,331
Receivable from brokers, dealers and clearing organizations	35,373,392
Receivable from customers	39,508,408
Exchange memberships, at cost (market value—$13,893,500)	15,941,450
Fixed assets, at cost, net of accumulated depreciation and amortization of $9,834,850	14,392,393
Goodwill, net of accumulated amortization of $6,787,636	165,067,332
Intangible assets, net of accumulated amortization of $2,460,366	7,986,480
Other assets	20,528,277
Total assets	$ 460,563,490
Liabilities and stockholder's equity	
Liabilities:	
Due to banks	$ 2,111,271
Payable to brokers, dealers and clearing organizations	25,661,616
Payable to customers	40,059,332
Deferred soft dollar and commission recapture payable	30,646,941
Taxes payable to Parent	19,798,986
Accrued compensation and other liabilities	39,756,945
	158,035,091
Commitments and contingencies *(Note 10)*	–
Subordinated liabilities	50,000,000
Stockholder's equity	252,528,399
Total liabilities and stockholder's equity	$ 460,563,490

The accompanying notes are an integral part of this consolidated statement of financial condition.

BNY Brokerage, Inc. and Subsidiary

Notes to Consolidated Statement of Financial Condition

December 31, 2003

1. Organization and Description of Business

BNY Brokerage, Inc. (the "Company") is a wholly owned subsidiary of The Bank of New York (the "Parent"). The Company is an institutional agency brokerage firm that specializes in execution and clearance of transactions in listed equities, over-the-counter securities, options and bonds for primarily bank, investment manager and plan sponsor clients. The Company also provides soft dollar brokerage and commission recapture services for certain clients. The Company is a member of the New York Stock Exchange, Inc. ("NYSE"), American Stock Exchange, Chicago Board Options Exchange and other regional exchanges.

BNY Direct Execution, Inc. ("BNY Direct") is a wholly owned subsidiary of the Company and is consolidated into the Company for financial statement purposes. BNY Direct is an institutional agency brokerage firm that provides NYSE direct access services to investment manager clients. BNY Direct is a member of the NYSE and the National Association of Securities Dealers.

On April 7, 2003, the Company acquired certain assets and liabilities of Capital Resources Financial Services, LLC ("CRFS"). CRFS was an institutional agency brokerage firm that provided transition management, commission recapture and soft dollar services to investment manager and plan sponsor clients.

The following table includes the estimated fair values of the assets acquired and the liabilities assumed by the Company at the date of acquisition.

As of April 7, 2003

Current assets	$ 1,403,940
Goodwill	6,353,154
Intangible assets	4,646,846
Total assets acquired	12,403,940
Current liabilities	(1,224,468)
Net assets acquired	$11,179,472

2. Significant Accounting Policies

Securities Transactions

Included in cash and securities segregated in compliance with federal regulations on the consolidated statement of financial condition are securities purchased under agreements to resell with a carrying value of $50,800,000. Included in deposits with clearing organizations are short-term treasury bills with a market value of $2,995,528, which are recorded on a trade date basis at fair value.

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements"), consisting of U.S. government securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. On a regular basis, the Company monitors the fair value of the securities purchased under these agreements versus the related receivable balances. Should the fair value of the securities purchased decline, additional collateral is requested, or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

Securities borrowed are recorded at the amount of cash collateral advanced in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the cash collateral advanced, as appropriate (Note 3 and Note 12).

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

2. Significant Accounting Policies (continued)

Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software ranging from three to seven years.

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis. The Company completed its annual evaluation as of March 31, 2003 and determined no impairment charge was required.

In addition to the CRFS acquisition, goodwill increased during 2003 by approximately $12 million due to contingency payments made for prior year acquisitions, primarily related to achievement of revenue and client retention targets.

Intangible assets are made up of the identifying and distinguishing attributes of the acquired companies at the time of purchase, and are being amortized on a straight-line basis over a range of five to seven years from the date of the original acquisition.

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents.

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Other Assets

Prepaid purchased research is included in other assets on the consolidated statement of financial condition. Prepaid purchased research represents amounts paid for the acquisition of research and research related services from independent originators and suppliers on behalf of the customer. Such receivables may not be evidenced by contractual obligations.

Stock Options

On January 1, 2003, The Bank of New York Company, Inc. ("BNY"), the parent company of the Parent, switched from the intrinsic value method of accounting for stock-based employee compensation under Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees" ("APB 25") to the fair value method of accounting under SFAS No. 123 "Accounting for Stock Based Compensation," as amended by SFAS 148. BNY is using the prospective method permitted under SFAS 148, which requires that options granted after January 1, 2003 be expensed. In accordance with SFAS 123 and SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under APB 25.

The Company's employees participate in BNY's stock option plans. The Company is utilizing the prospective method and began expensing stock options granted after January 1, 2003.

2. Significant Accounting Policies (continued)

Restricted Stock

The Company's employees participate in BNY's restricted stock program. The Company amortizes the cost of the restricted stock granted to its employees over the vesting period.

For the year ended December 31, 2002, the Company recorded an accrual for the estimated full value of the 2003 restricted stock awards of $2,377,500, rather than recording the accrual over the vesting period beginning in the year the restricted stock was granted. Additionally, the required amortization relating to certain restricted stock awards granted in prior years was not recorded in the results of operations for those years. The total amortization not recorded in prior years is $904,961. The balance of stockholder's equity at December 31, 2002 has been adjusted, net of taxes, by $844,648 as of January 1, 2003 to correct the Company's prior period accounting for restricted stock awards.

Use of Estimates

The preparation of the consolidated statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments recognized in the consolidated statement of financial condition approximate their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2003, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Securities failed to deliver	$ 18,236,382
Securities borrowed	12,186,640
Broker-dealers	4,936,067
Other	14,303
Total receivables	$ 35,373,392
Payables:	
Securities failed to receive	$ 13,503,152
Brokers-dealers	10,805,434
Clearing organizations	1,333,984
Other	19,046
Total payables	$ 25,661,616

4. Fixed Assets

At December 31, 2003, fixed assets were comprised of:

Computer hardware	$ 13,818,320
Software	4,957,916
Leasehold improvements	3,580,046
Furniture and equipment	1,837,519
Other	33,442
	24,227,243
Less accumulated depreciation and amortization	(9,834,850)
Fixed assets, net	$ 14,392,393

5. Intangible Assets

The following table summarizes intangible assets as of December 31, 2003:

	As of December 31, 2003	
	Gross Carry Amount	**Accumulated Amortization**
Amortized intangible assets		
Customer list	$ 8,846,846	$ (1,847,025)
Software	1,600,000	(613,341)
Total	$ 10,446,846	$ (2,460,366)

6. Income Taxes

The Company is included in the consolidated federal, state, and local tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

The deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a deferred tax liability of $8,460,137 and a deferred tax asset of $1,670,137, which are included in taxes payable to Parent and other assets, respectively, in the consolidated statement of financial condition. The deferred tax asset is attributable to an allowance for bad debt and deferred compensation. The deferred tax liability is attributable to goodwill, intangible amortization and fixed asset depreciation.

7. Related Party Transactions

The Company maintains a $200,000,000 committed line of credit with the Parent which is utilized for overnight financing of unsettled customer delivery versus payment and riskless principal transactions, as well as for issuance of letters of credit. At December 31, 2003, $1,000,000 of this line of credit was utilized for the issuance of letters of credit.

The Company provides transaction clearing and management advisory services to B-Trade Services, LLC ("B-Trade"), an affiliate.

7. Related Party Transactions (continued)

Certain affiliates provide trade execution and clearing services for the Company. Included in other assets on the consolidated statement of financial condition are commissions receivable, net of associated clearing fees, of $116,531 related to such transactions.

Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition is $5,128,000 relating to securities borrowed transactions with affiliates.

The Company subleases office space to the Parent. The Company subleases office space from an affiliate. On December 18, 2003, the Company purchased four NYSE seats from an affiliate for a total purchase price of $5,400,000. During the year, the Company leased three NYSE seats from affiliates.

The Company provides certain management, administrative, and technical services to affiliates. Included in other assets on the consolidated statement of financial condition is a receivable of $143,780 from G-Trade Services, Ltd. ("G-Trade"), an affiliate, related to expenses the Company paid on behalf of G-Trade.

The Company receives certain administrative support services from the Parent and affiliates. Included in accrued compensation and other liabilities on the consolidated statement of financial condition is a payable of $3,751,438 to the Parent related to employee benefits, capital expenditures and other miscellaneous expenses that the Parent paid on behalf of the Company.

8. Subordinated Liabilities

The Company maintains two separate borrowings with the Parent under subordinated agreements as follows:

Floating rate subordinated note due 6/30/2006 (based on LIBOR plus 1.2%)	$ 25,000,000
Floating rate revolving term subordinated note due 6/30/2006 (based on LIBOR plus 1.2%)	25,000,000
	$ 50,000,000

8. Subordinated Liabilities (continued)

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2003, the Company had net capital of $74,888,057 and its net capital requirement was $1,209,907. The Company's percentage of net capital to aggregate debits was 123.79% at December 31, 2003.

On a stand alone basis, BNY Direct is also subject to Rule 15c3-1. BNY Direct computes net capital under the basic method, which requires the maintenance of net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, BNY Direct had net capital of $6,586,279. BNY Direct's net capital requirement was $259,053. BNY Direct's percentage of net capital to aggregate indebtedness was 169.50% at December 31, 2003. BNY Direct's net capital is consolidated into the Company's net capital using the flow through method pursuant to Rule 15c3-1.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB"), as defined. The PAIB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2003 the Company had a reserve requirement for PAIB of $809,204. Additionally, the firm had $7,099,376 of qualified securities or cash on deposit in a Special Reserve Bank Account for PAIB as of December 31, 2003.

10. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals and NYSE seat leases, which will be reduced by sublease rental payments due from the Parent:

	Operating Leases	Sublease Rentals Due	Net Lease Payments
Year:			
2004	$ 6,038,310	$ 1,346,274	$ 4,692,036
2005	5,585,708	1,387,826	4,197,882
2006	5,446,890	1,470,929	3,975,961
2007	5,224,821	1,470,929	3,753,892
2008	5,313,108	1,470,929	3,842,179
Thereafter	32,620,804	10,429,468	22,191,336
	$ 60,229,641	$ 17,576,355	$ 42,653,286

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between February 2004 and August 2015, and the sublease expires in August 2015.

11. Retirement Savings Plan

All employees of the Company are eligible to participate in the retirement savings plan of the Company, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

12. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

12. Off-Balance-Sheet Credit Risk (continued)

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2003, the Company obtained securities with a fair value of approximately $72,238,123 on such terms, of which approximately $69,625,246 have been either pledged or otherwise transferred to others to facilitate customer transactions.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), provides accounting and disclosure requirements for certain guarantees. In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

12. Off-Balance-Sheet Credit Risk (continued)

The Company agreed to indemnify Pershing, LLC ("Pershing"), an affiliate, for $1,925,671 relating to an unsecured debit in a customer account carried at Pershing at December 31, 2003. The Company expects to recover the full amount from the customer. As a result of the settlement of all other transactions, there were no other amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2003.